EXHIBIT 99.3


Slide 1
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                           A  S  M  L


Q2 2003 Results


Presented by
Doug Dunn, President and CEO
Peter Wennink, Executive Vice President and CFO
Veldhoven, July 16, 2003

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Slide 2
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Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

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Slide 3
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Agenda

o    Market reality
o    ASML accomplishments Q2 2003
o    Business strategy
o    Financial summary
o    Summary

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Slide 4
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Market reality

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Slide 5
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IC unit sales are back to historic peak levels

                  WW IC sales (B units) seasonally adjusted

                          WW IC sales (B units) 3MMA

                            WW IC sales (B units)




                               [GRAPHIC OMITTED]



Source: WSTS, May 2003

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Slide 6
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Utilization remains high at all technology nodes -
highest at 130 nm and below


                              [GRAPHIC OMITTED]


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Slide 7
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                        Semiconductor ASPs still soft


                              [GRAPHIC OMITTED]

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Slide 8
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Capital spending remains low as % of IC revenues


                              [GRAPHIC OMITTED]

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Slide 9
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Market reality

o   Upward trends in IC:
    o   revenues
    o   unit shipments
    o   factory utilization
o   In an environment of:
    o   a fragile world economy
    o   cautious consumers
    o   low visibility
    o   a wary (and weary) world

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Slide 10
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ASML customer reaction

o    Sweating assets
o    Delaying capital spending

Likely to result in:

                  2003 being the lowest point for lithography
                   equipment unit shipments in recent years


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Slide 11
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Customers are cautious; orders are scarce
Reasons why . . .

Customers are:

o    Optimizing/maximizing tool utilization
o    Shrinking products
o    Improving yields
o    Transferring processes to 300 mm


                                    Result

                   Higher fab output with installed tool set
                          Delayed equipment purchases

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Slide 12
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Long term outlook for litho is positive


                              [GRAPHIC OMITTED]

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Slide 13
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ASML accomplishments Q2 2003


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Slide 14
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ASML earns high ratings in VLSI's customer satisfaction survey


---------------------------------------------------------------------
                     Top 10 Large Suppliers of
                       Chip Making Equipment
                                2003
---------------------------------------------------------------------
   Rank      Company
------------ --------------------------------------------------------
     1       Hitachi High Technologies
------------ --------------------------------------------------------
     2       ASML
------------ --------------------------------------------------------
     3       Dainippon Screen Mfg. Co., Ltd.
------------ --------------------------------------------------------
     4       Tokyo Electron Limited
------------ --------------------------------------------------------
     5       Advantest
------------ --------------------------------------------------------
     6       Novellus Systems, Inc.
------------ --------------------------------------------------------
     7       Agilent Technologies, Inc.
------------ --------------------------------------------------------
     8       ASM International
------------ --------------------------------------------------------
     9       Teradyne, Inc.
------------ --------------------------------------------------------
    10       Canon
------------ --------------------------------------------------------

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Slide 15
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Accomplishments: products and sales

o    ASML confirmed as market leader according to Gartner Dataquest and VLSI
     Research
o    First advanced ArF TWINSCAN(TM) AT:1200B shipped
o    Shipment of first 157-nm tool to IMEC
o    Orders from UMCi for new 300-mm fab
o    ASML MaskTools license software to Nanya
o    Enhanced products for low k1 capability

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Slide 16
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Enhanced products for low k1 capability

ASML's Ultra-k1(TM) portfolio of hardware, software and mask solutions enables extended performance for low k1 lithography

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Slide 17
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Business strategy


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Slide 18
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Business strategy

o   Market share leadership through:
    o   Leadership in customer satisfaction
    o   Leadership in technology
o   High value drivers for customers
o   Operational excellence
o   Improved financial performance

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Slide 19
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H2 business focus

o       Meet year end cash target of 1B euro
        (excluding 2010 convertible)
o       Implement added cost control actions to lower breakeven point
o       Accelerate Cost of Goods reduction program for margin improvement
o       Complete Thermal divestiture
o       Continue market share aggression

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Slide 20
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Financial summary


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Slide 21
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Total revenues millions of EUR


              1999         2000         2001         2002        2003
              ----         ----         ----         ----        ----
Q1              --           --           --          179         318
---------------------------------------------------------------------
Q2              --           --           --          609         329
---------------------------------------------------------------------
Semi-annual     --         1180          830          788         647
---------------------------------------------------------------------
Q3              --           --           --          351          --
---------------------------------------------------------------------
Q4              --           --           --          820          --
---------------------------------------------------------------------
Total         1518         2673         1589         1959          --
---------------------------------------------------------------------


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Slide 22
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System revenue per region H1 2003

Lithography systems shipments

        Europe  U.S.A.  Taiwan  China   Korea   Singapore
         16%     35%      2%     5%      38%      4%



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Slide 23
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

Overview historical financials consolidated M Euro

 ------------------------------------------------------------------------------------------------------------------------------
                                                        Q2 02               Q2 03                H1 02                H1 03
                       ASML
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Net sales                                           609    100.0%       329    100.0%       788     100.0%        647    100.0%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Gross profit                                        216     35.4%        72     22.0%       233      29.6%        125     19.4%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 R&D costs                                            75     12.4%        73     22.2%       145      18.4%        149     23.0%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 SG&A costs                                           72     11.8%       73*     22.2%       133      16.9%       140*     21.7%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Operating income from continuing operations          69     11.2%      (73)   (22.4)%      (45)     (5.7)%      (164)   (25.3)%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------

 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Net income from continued ops.                       40      6.5%      (54)   (16.4)%      (46)    (5.8) %      (123)   (19.0)%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Net income from discont. ops.                      (30)    (5.0)%      (10)    (2.9)%      (52)    (6.6) %       (23)    (3.5)%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------
 Total net income                                     10      1.5%      (64)   (19.3)%      (98)   (12.4) %      (146)   (22.5)%
 ---------------------------------------------- --------- --------- --------- --------- --------- ---------- ---------- ---------

* SG&A costs include restructuring expenses of M Euro18 and M Euro24 for Q203 and H103 respectively




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Slide 24
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Sales per model - Lithography

 ------------------------------------------------------------------------------
                                                       H1 02         H1 03
 -------------------------------------------------- ------------- -------------
 New scanners
 -------------------------------------------------- ------------- -------------
 200 mm
 -------------------------------------------------- ------------- -------------
        i-line                                                 8             4
 -------------------------------------------------- ------------- -------------
        Krf (248 nm)                                          34            30
 -------------------------------------------------- ------------- -------------
        Arf (193 nm)                                           7             3
 -------------------------------------------------- ------------- -------------
        Total 200 mm scanners                                 49            37
 -------------------------------------------------- ------------- -------------
 300 mm
 -------------------------------------------------- ------------- -------------
        i-line                                                 2             2
 -------------------------------------------------- ------------- -------------
        Krf (248 nm)                                          14            12
 -------------------------------------------------- ------------- -------------
        Arf (193 nm)                                           4             3
 -------------------------------------------------- ------------- -------------
        Total 300 mm scanners                                 20            17
 -------------------------------------------------- ------------- -------------
 Total scanners                                               69            54
 -------------------------------------------------- ------------- -------------
 New steppers
 -------------------------------------------------- ------------- -------------
        i-line                                                 4             1
 -------------------------------------------------- ------------- -------------
 Total steppers                                                4             1

--------------------------------------------------- ------------- -------------
 Used systems                                                  5            19
 -------------------------------------------------- ------------- -------------
 TOTAL                                                        78            74
 -------------------------------------------------- ------------- -------------

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Slide 25
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Backlog: litho unit vs. value

                              [GRAPHIC OMITTED]


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Slide 26
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Backlog lithography per June 30, 2003

                            Total value M Euro 678



Value per type

        Steppers     Scanners 200 mm Scanners 300 mm
          1%              32%               67%

Value per technology

        248 nm  193 nm  157 nm  I-line
        43%     39%     11%     7%


Value per region

        China      U.S.A   Singapore       Taiwan    Europe    Korea
        2%         50%     1%               12%        11%      24%

Value per end-use


        Foundry Memory  MPU&MCU Logic   R&D
        13%     48%     2%      31%     6%


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Slide 27
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Cash flow M Euro

     ----------------------------------------------------------------------------------------------------------------------------
                                                                  Q2 02             Q2 03              H1 02             H1 03
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
       Net income                                                   40               (54)              (46)              (123)
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
       Depreciation and amortization                                43                31                83                66
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
       Effects of changes in assets and liabilities               (126)              234               (257)              327
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
     Cash flow from operations                                     (43)              211               (220)              270
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------

     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
     Cash flow from investing and financing activities             (12)              373               (30)               353
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
     Cash flow from discontinued operations                        (50)               2                (57)              (10)
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------
     Net cash flow *                                              (105)              586               (307)              613
     ------------------------------------------------------- ----------------- ----------------- ------------------ -------------

*Excluding effect of changes in exchange rates


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Slide 28
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

Balance sheet as of June 30, 2003 M Euro

 ---------------------------------------------------------------------- ------------------------ ------------------------
 ASSETS                                                                           March 30                  June 30
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Cash and cash equivalents                                                      688         21%         1250         37%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Accounts receivable, net                                                       435         13%          323          9%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Inventories, net                                                               779         24%          734         21%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Assets from discontinued operations                                             93          3%           77          2%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Tax assets                                                                     522         16%          360         11%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Other assets                                                                   235          8%          219          7%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Property, plant and equipment                                                  476         15%          437         13%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Intangible fixed assets                                                         14          0%           13          0%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 TOTAL ASSETS                                                                  3242        100%         3413        100%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------

 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 LIABILITIES and SHAREHOLDERS EQUITY
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Current liabilities                                                            728         22%          649         19%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Tax liability                                                                  156          5%          156          5%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Liabilities from discontinued operations                                        54          2%           50          1%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Long term debts                                                               1071         33%         1384         41%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 Shareholders equity                                                           1233         38%         1174         34%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------
 TOTAL LIABILITIES & SHAREHOLDERS EQUITY                                       3242        100%         3413        100%
 ---------------------------------------------------------------------- ------------ ----------- ------------ -----------

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Slide 29
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Summary

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Slide 30
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Summary

o    There is evidence that the industry has hit bottom
o    Modest IC industry growth expected in 2003
     o  Customer growth of 8-9%
     o  There is delay between their growth and ours
o    We must anticipate market requirements effectively
     o  Achieve flexible capacity while controlling costs
     o  Reorganize to maximize return
o    Improve financial performance through:
     o  Stringent cash management
     o  Improved gross margins
     o  Continued cost control

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Slide 31
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                                  A  S  M  L

                                  Commitment